Exhibit 8.3

Santiago (Chile),             , 2012

Messrs.

LAN Airlines S.A.

Av. Presidente Riesco 5711, 20th floor

Santiago

Chile

Re:	Amendment No. 1 to Form-4 filed by LAN with the Securities and
Exchange Commission on February 2, 2012 (“LAN F-4”)

Dear Sirs:

We have acted as counsel to LAN Airlines S.A. (“LAN”) in the Republic of Chile (“Chile”), with respect to the material Chilean tax consequences of an investment in LAN BDSs (evidenced by LAN BDRs) or LAN ADSs (evidenced by LAN ADRs), in|connection with the exchange offer referred to in the LAN F-4, by a person who is neither domiciled in, nor a resident of Chile or by a legal entity that is not organized under the laws of Chile and does not have a branch or a permanent establishment located in Chile (we refer to such an individual or entity as a “non-Chilean holder”).

Capitalized terms used in this opinion and not otherwise defined have the respective meanings specified in LAN F-4.

This opinion relates to Chilean income tax laws presently in force, including Ruling N°324 of January 29, 1990 of the Servicio de Impuestos Internos (the Chilean Internal Revenue Service, which we refer to as “Chilean IRS”) and other applicable regulations and rulings, all of which are subject to change.

Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another statute. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax laws. Chilean taxes may not be assessed retroactively against taxpayers who act in good faith relying on circulars, rulings, regulations, interpretations and other official documents issued by the National Director

AV. APOQUINDO 3721, PISO 14 CÓD. POSTAL 755 0177 SANTIAGO – CHILE TEL. (562) 367 3000 FAX. (562) 367 WWW.CLARO.CL

or Regional Directors of the Chilean IRS, however Chilean tax authorities may change these circulars, rulings, regulations, interpretations and other official documents prospectively. According to Article 26 of the Chilean Tax Code, it is presumed by law that the taxpayer is aware of such changes from the date they are published in the Chilean Official Gazette.

The income tax treaty between Chile and Brazil entered into effect on July 24, 2003 and applies to income obtained or amounts paid, credited, put at the disposal or accounted for as an expense as of January 1, 2004. As of the date hereof, the income tax treaty between Chile and the United States dated February 4, 2010 has not yet been ratified in Chile and, as a result, is not currently in force.

Based upon the foregoing, we are of the opinion that:

1.- For purposes of Chilean tax laws, an individual is a resident of Chile if such person has resided in Chile for more than six months in one calendar year or for a total of more than six months in two consecutive tax years. In addition, an individual is considered domiciled in Chile in case he or she resides in Chile with the actual or presumptive intent of staying in the country. Further, an entity is a resident of Chile if it has been incorporated or formed in Chile.

2.- As a general rule, non-Chilean residents are subject to Chilean income taxes on their Chilean source income. Chilean source income derives from assets located in Chile or activities carried out within the country, regardless the residence or domicile of the taxpayer. For purposes of the Chilean Income Tax Law, Decree Law No.824 of 1974 (“Chilean ITL”), shares or equity rights of entities not incorporated or organized in Chile are deemed assets not located in Chile. Thus, the contribution of TAM shares and TAM ADSs issued abroad into Holdco II by non-Chilean holders should not be subject to Chilean taxation. According to Article 64 of Decree Law No.830 of 1974 (the “Chilean Tax Code”), the Chilean IRS is entitled to assess the price at which movable corporeal or incorporeal assets (including shares) are sold or disposed of, when such price is the basis or one of the elements to assess the taxes due, provided that such price is notoriously below the prices charged in the market or in transactions of similar nature, considering the circumstances of the transaction, imposing any taxes that may be applicable. On the other hand, pursuant to article 17 No.8 of the Chilean ITL, an assessment may also be applicable when assets are sold or transferred to Chilean taxpayers obliged to keep full accounting records at a price that is notoriously above the market price, considering the circumstances of the transaction, case in which such difference is subject to Chilean general income taxes. Although the Chilean IRS is entitled, in principle, to make such assessments and to date there are no rulings issued by the Chilean IRS in connection with the assessment of the value at which foreign assets are sold or contributed by non-Chilean holders into a Chilean entity, within the context of the transaction and taking into consideration that the contribution of TAM shares and TAM ADSs into Holdco II should not generate for non-Chilean holders Chilean source income subject to Chilean taxation, we believe that such an assessment should not be applicable.

Although the Chilean ITL does not contain a specific provision establishing the place where BDRs (evidencing BDSs) or ADRs (evidencing ADSs) representing the shares of common stock of a Chilean entity should be deemed located for Chilean tax purposes, certain rulings issued by the Chilean IRS (including, Ruling No.324 of January 29, 1990) have set forth the tax treatment applicable to ADRs. In such rulings, the Chilean tax authorities have construed that income obtained by a non-Chilean holder from securities issued by a foreign entity abroad representing the shares of a Chilean entity (namely, ADRs) should not be deemed Chilean source income.

Unlike in the case of ADRs, the Chilean IRS has not yet issued a ruling addressing the tax treatment applicable to BDRs. Notwithstanding the foregoing, Ruling No.3,807 of September 27, 2000 issued by the Chilean IRS stated that the tax treatment afforded to ADRs could also be extended to another foreign security representing the shares of a Chilean entity (namely, “Unidades de Registro” issued in the Spanish Securities Market), provided that the Superintendencia de Valores y Seguros de Chile (the Chilean Securities Commission, which we refer to as the “SVS”) confirms that the characteristics of such foreign security are equivalent to those of ADRs and that such foreign securities are issued in compliance with all the relevant rules and regulations issued by the Central Bank of Chile on this matter.

Thus, based on the criterion stated in Ruling N° 3,807 and assuming that the SVS confirms that LAN BDRs (evidencing LAN BDSs) qualify as foreign securities representing the shares of a Chilean entity, the characteristics and mechanism of which are equivalent to ADRs (which in the case of ADRs, the SVS has confirmed they qualify as foreign securities representing the shares of a Chilean entity according to the Chilean laws and regulations on this matter), and that such LAN BDRs comply with Chilean laws and the rules and regulations issued by the Central Bank of Chile and the SVS governing the issuance of ADRs, we believe that LAN BDRs should be afforded the same tax treatment applicable to ADRs issued and delivered to non-Chilean holders under Chilean laws and the regulations issued by the Central Bank of Chile and the SVS. We are also of the opinion that the LAN BDR should qualify as foreign securities representing the shares of a Chilean entity, the characteristics and mechanism of which are equivalent to ADRs. These circumstances and tax treatment are assumed for purposes of the analysis contained in this opinion and in the “Chilean Tax Consequences” Section of LAN F-4).

3.- In general, as a result of the merger of Holdco II (as referred to in the LAN F-4) into LAN, non-Chilean holders that may receive LAN common shares in exchange for their participation as shareholders of Holdco II should not be subject to Chilean income taxes in connection with such exchange of shares (canje). Based on the interpretations of the Chilean IRS, LAN common shares that non-Chilean holders may receive in exchange for their shares in Holdco II should be deemed to represent the same rights such non-Chilean holders had in Holdco II prior to the merger as shareholders of the same. For Chilean tax purposes, the tax basis of non-Chilean holders in such LAN common shares will be the tax basis of Holdco II shares. Additionally, the acquisition date of the LAN common shares delivered to non-Chilean holders will be that of the acquisition of Holdco II shares by such non-Chilean holders.

Likewise, in accordance with the provisions of Article 64 of the Chilean Tax Code, the Chilean IRS is not entitled to assess the value of the assets transferred as a result of a merger by incorporation (fusión por incorporación), to the extent that the surviving entity keeps recorded the tax value of the assets and liabilities received, as recorded in the absorbed company.

However, the issuance and delivery of LAN ADSs (evidenced by LAN ADRs) and LAN BDSs (evidenced by LAN BDRs) under the terms of the exchange offer is not addressed in the regulations issued by the Central Bank of Chile or the SVS. Unlike in the case of a regular ADR program implemented under the current regulations issued by the Central Bank of Chile and the SVS on this matter, under the terms of the exchange offer new LAN common shares will be delivered to the LAN ADS depositary and LAN BDS depositary (as the registered shareholders of Holdco II) in connection with the capital increase in LAN as a result of the merger by incorporation (fusión por incorporación) of Holdco II into LAN. Within the context and procedures of the exchange offer, prior to the merger of Holdco II into LAN, the LAN ADS depositary and the LAN BDS depositary will be registered as shareholders of Holdco II in connection with the contribution of the TAM ADSs and TAM shares into Holdco II, respectively, tendered into the exchange offer. Likewise, the tax treatment of the issuance and delivery of LAN ADSs (evidenced by LAN ADRs) and LAN BDSs (evidenced by LAN BDRs) under the terms of the exchange offer is not regulated by the Chilean ITL or addressed in the rulings issued by the Chilean IRS on this matter. Due to the above-mentioned circumstances, the tax treatment to be afforded to the issuance and delivery of LAN ADSs (evidenced by LAN ADRs) and LAN BDSs (evidenced by LAN BDRs) under the terms set forth in the exchange offer is uncertain. It is possible therefore that the Chilean IRS might assert that a tax treatment different from the one described below is applicable.

Notwithstanding the foregoing, provided that the Central Bank of Chile confirms that, as a result of the capital increase of LAN in connection with the merger by incorporation (fusión por incorporación) of Holdco II into LAN, the newly issued LAN common shares to be received by the LAN ADS depositary and LAN BDS depositary (as registered shareholders of Holdco II) shall be deemed, within the context of the exchange offer, issued and delivered by LAN to such LAN ADS depositary and LAN BDS depositary, in their capacity as depositary, for purpose of the issuance and delivery of the LAN ADSs (evidenced by LAN ADRs) and the LAN BDSs (evidenced by LAN BDRs), respectively, in compliance with Chilean laws and the regulations issued by the Central Bank of Chile and the SVS on this matter, we believe that the Chilean IRS should construe that the issuance and delivery of LAN ADSs (evidenced by LAN ADRs) and LAN BDSs (evidenced by LAN BDRs) by the LAN ADS depositary and LAN BDS depositary, respectively, to non-Chilean holders abroad under the exchange offer should be afforded the same tax treatment of the issuance and delivery of ADSs (evidenced by ADRs) to non-Chilean holders under current laws and regulations issued by the Central Bank of Chile and the SVS and, thus, not be subject to Chilean income taxes based on the tax principles stated in certain rulings issued by the Chilean IRS on this matter (including, Ruling No. 324 of January 29, 1990).

The opinions stated herein are limited to the laws, rules and regulations of Chile. We express no opinion as to the laws of any jurisdiction or country outside Chile.

This opinion is addressed solely to you for the use and benefit of the addressee hereto and its agents and representatives and may not be disclosed to or relied upon by any other person without our prior written consent in each instance.

Very truly yours,

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